TSMC Reports Third Quarter EPS of NT$29.43

HSINCHU, Taiwan, R.O.C., Oct. 15, 2026 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$1,494.24 billion, net income of NT$763.06 billion, and diluted earnings per share of NT$29.43 (US$4.60 per ADR unit) for the third quarter ended September 30, 2026.

Year-over-year, third quarter revenue increased 50.9%, while net income and diluted EPS both increased 68.7%. Compared to second quarter 2026, third quarter results represented a 17.6% increase in revenue and an 8.0% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $46.72 billion, which increased 41.2% year-over-year and increased 16.2% from the previous quarter.

Gross margin for the quarter was 66.4%, operating margin was 58.7%, and net profit margin was 51.1%.

In the third quarter, shipments of 2-nanometer accounted for 8% of total wafer revenue; 3-nanometer accounted for 33%; 5-nanometer accounted for 28%; and 7-nanometer accounted for 10%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 79% of total wafer revenue.

“Our business in the third quarter was supported by strong demand for our leading-edge process technologies,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into fourth quarter 2026, we expect our business to be supported by continued strong demand for our leading-edge process technologies, including the steep ramp-up of our 2-nanometer technology.”

Based on the Company’s current business outlook, management expects the overall performance for fourth quarter 2026 to be as follows:

•Revenue is expected to be between US$52.3 billion and US$54.3 billion;

And, based on the exchange rate assumption of 1 US dollar to 31.8 NT dollars,

•Gross profit margin is expected to be between 65% and 67%;

•Operating profit margin is expected to be between 56.5% and 58.5%.

TSMC’s 2026 third quarter consolidated results:
(Unit: NT$ million, except for EPS)

	3Q26 Amount[a]	3Q25 Amount	YoY Inc. (Dec.) %	2Q26 Amount	QoQ Inc. (Dec.) %
Net sales	1,494,243	989,918	50.9	1,270,381	17.6
Gross profit	992,379	588,543	68.6	860,311	15.4
Income from operations	876,445	500,685	75.0	766,603	14.3
Income before tax	911,039	525,369	73.4	862,430	5.6
Net income	763,064	452,302	68.7	706,562	8.0
EPS (NT$)	29.43[b]	17.44[c]	68.7	27.25[b]	8.0
a: 3Q2026 figures have not been approved by Board of Directors
b: Based on 25,932 million weighted average outstanding shares
c: Based on 25,930 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Senior Vice President and CFO	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com